EXHIBIT 99.1

Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces a Significant Contract Win to Provide Its Proprietary Distributed Control System for 2×1000MW Ultra-Supercritical Coal Fire Power Generating Units

BEIJING, Feb 09, 2015 /PRNewswire/ -- Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it has won the contract to provide its proprietary Distributed Control System ("DCS") for 2×1000MW ultra-supercritical coal fire power generating units to Guohua Shouguang Power Plant. The units are expected to be operated in June 2016 and in November 2016 respectively.

The 2×1000MW ultra-supercritical coal fire power generating units of Guohua Shouguang Power Plant is a key project in Shandong Province, which is funded and constructed by Shenhua Guohua Power. The total DCS control points are over 40,000, which is the largest scale adopting one brand DCS in doing the automation and control for 1000MW power generating units today.

Hollysys won this project from the fierce competition with globally well-known automation companies and local company. And Hollysys was finally awarded this contract because of its leading and well recognized technology, solution, product and service. This is another significant contract win to strengthen Hollysys’ high-end power industry position.

Hollysys' management commented: "We are very excited of the contract win to apply our proprietary DCS to the largest scale of power generating units in China, which evidenced our leading technology and capability again. We will continue to organize our industry professional teams to further penetrate the high-end segments of the industrial automation market and intensify our sales efforts in the low to mid-end market to further enhance our overall market position, and create value for our shareholders."

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies, Ltd.	Page 2
February 09, 2015

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com